Exhibit 21.1

SUBSIDIARIES OF REGENERON PHARMACEUTICALS, INC.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Regeneron Ireland	Ireland
Regeneron Ireland Holdings	Ireland
OSMR Holdings	Bermuda
Regeneron International Holdings LLC	Delaware
Regeneron UK Limited	United Kingdom